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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
     --------------------------- ------------------------------------------
             (Exact name of registrant as specified in its charter)

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
                         DELAWARE                                                     13-3728359
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         (State of incorporation or organization)                  (I.R.S. Employer Identification No.)

                500 GLENPOINTE CENTRE WEST
                    TEANECK, NEW JERSEY                                               07666
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         (Address of principal executive offices)                                   (Zip Code)
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     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

     Securities Act registration statement file number to which the form relates: _______________ (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

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

               Title Of Each Class                           Name of Each Exchange On Which
               To Be So Registered                           Each Class Is To Be Registered
               -------------------                           ------------------------------

         ______________________________                      _______________________________


         ______________________________                      _______________________________

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     Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
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                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On March 5, 2003, the Board of Directors of Cognizant Technology Solutions Corporation (the "COMPANY") declared a dividend of one preferred share purchase right (a "RIGHT") for each outstanding share of class A common stock, par value $.01 per share, of the Company (the "COMMON STOCK"). The dividend is payable on March 17, 2003 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.10 per share (the "PREFERRED STOCK") of the Company at a price of $450 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 5, 2003 (as the same may be amended from time to time, the "RIGHTS AGREEMENT"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "RIGHTS AGENT").

     Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock then outstanding (the earlier of such dates being called the "DISTRIBUTION DATE"), the Rights will be evidenced by the Common Stock certificates or by a current ownership statement issued with respect to uncertificated shares of Common Stock in lieu of such a certificate (an "OWNERSHIP STATEMENT"). The Rights Agreement does not restrict any person who beneficially owns 15% or more of the shares of Common Stock then outstanding as of the date of the Rights Agreement or the date of the first public announcement of the Rights Agreement, so long as such person does not become the beneficial owner of additional shares of Common Stock and, upon becoming the beneficial owner of such additional shares, such person is still (or again becomes) the beneficial owner of 15% or more of the shares of Common Stock then outstanding. The phrase "then outstanding," when used with reference to a Person's beneficial ownership of the Company's Common Stock, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially under the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, or the transfer of any shares of Common Stock represented by an Ownership Statement, outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Stock as of the close of

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business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 5, 2013 (the "FINAL EXPIRATION DATE"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of

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its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement is filed as Exhibit 4.1 to this Form 8-A and a copy of the press release relating to the adoption of the Rights Plan is filed as Exhibit 99.1 to this Form 8-A. The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to such exhibits.



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ITEM 2. EXHIBITS

           4.1 Rights Agreement, dated as of March 5, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

           99.1   Press Release dated March 5, 2003.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION



DATED: March 6, 2003                By: /s/ Wijeyaraj Mahadeva
                                        ------------------------------------
                                        Name:  Wijeyaraj Mahadeva
                                        Title: Chairman of the Board and
                                               Chief Executive Officer













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                                  EXHIBIT INDEX

Exhibit No.      Description
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     4.1         Rights Agreement, dated as of March 5, 2003, between the
                 Company and American Stock Transfer & Trust Company, as Rights
                 Agent, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

     99.1        Press Release dated March 5, 2003.